Dominari Holdings Inc.

725 5th Avenue, 23rd Floor

New York, NY 10022

November 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549

Re:	Dominari Holdings Inc.
Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-289904)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Dominari Holdings Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-3 (File No. 333-289904), filed with the Commission on August 28, 2025, together with all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement was a “shelf” registration statement filed in order to register up to $2,000,000,000 of the Registrant’s securities, consisting of common stock, preferred stock warrants, subscription rights, debt securities and units.

At this time, the Registrant has determined not to seek a shelf registration and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act. The Registration Statement was never declared effective. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact the undersigned at (212) 393-4540 or Robert F. Charron at (212) 370-1300.

Sincerely,

Dominari Holdings Inc.

By:	/s/ Anthony Hayes
Name:	Anthony Hayes
Title:	Chief Executive Officer

cc:	Robert F. Charron